1. Name and Address of Reporting Person
   Wise, Bret W.
   1000 Lakeside Avenue
   Cleveland, OH 44114-1147
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ferro Corp (FOE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2000 R1
5. If Amendment, Date of Original (Month/Year)
   02/2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Corporate Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    12/31/2000            A         70.5884     A   $0.0000    70.5884        I           Investment
                                                                                                                      Savings Plan
Common Stock                    12/31/2000            J <F1>    0           A   $0.0000    0              I           ESOP Trust
Common Stock - Restricted                                                                  17600          D
Common Stock - Jt w/ Spouse                                                                2000           D
Common Stock - Deferred Bonus   12/31/2000            A <F2>    3579        A   $0.0000    3579           D
Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.5                                                     02/11/2010 Common                      23000   D
Options                                                                          Stock
(Right to
buy)
Stock       $27.8125                                                  05/18/2009 Common                      18000   D
Options                                                                          Stock
(Right to
buy)
ESOP        2.5988   12/31/2         A         639.7       12/31/2000            Common  639.7952 $0.0000            I       ESOP
Convertible          000                       952                               Stock                                       Trust
Preferred
ESOP        2.5988   12/31/2         J <F1>          639.7 12/31/2000            Common  639.7952 $0.0000    0       I       ESOP
Convertible          000                             952                         Stock                                       Trust
Preferred

Explanation of Responses:

<F1>
Original report should not have included ESOP Trust shares. There are no ESOP Convertable Preferred shares.
<F2>
Ferro Corporation Deferred Bonus Plan. Shares acquired are pursuant to Plan terms and conditions and are applied to the participant's account at the end of each calendar quarter.

SIGNATURE OF REPORTING PERSON
/s/ Bret W. Wise

DATE
02/12/2003